GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information
1. Distribution Summary	**Deal Name:** Residential Funding Mtg Sec I, 2007-S5
2. Factor Summary	**Asset Type:** Mortgage Backed Pass-Through Certificates
3. Components Information	
4. Interest Summary	**Closing Date:** 05/30/2007
5. Other Income Detail *(Not Applicable)*	**First Distribution Date:** 06/25/2007
6. Interest Shortfalls, Compensation and Expenses	**Determination Date:** 06/21/2007
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*	**Distribution Date:** 06/25/2007
8. Collateral Summary	**Record Date:**
9. Repurchase Information	Book-Entry: 05/31/2007
10. Loan Status Report (Delinquencies)	Definitive: 05/31/2007
11. Deal Delinquencies (30 Day Buckets)	
12. Loss Mitigation and Servicing Modifications	**Trustee:** Deutsche Bank Trust Company Americas
13. Losses and Recoveries	**Main Telephone:** 714-247-6000
14. Credit Enhancement Report *(Not Applicable)*	**GMAC-RFC**
15. Distribution Percentages	**Bond Administrator:** Darren Aiello
16. Overcollateralization Summary *(Not Applicable)*	**Telephone:** 818-260-1494
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*	**Pool(s):** 40533
18. Performance Tests	
19. Lender Paid Mortgage Insurance *(Not Applicable)*	
20. Comments	

GMAC RFC

Statement to Certificateholder

Residential Funding Mtg Sec I, 2007-S5
June 25, 2007

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	749580AA4	250,000,000.00	250,000,000.00	6.00000000	1,202,455.29	1,250,000.00	2,452,455.29	0.00	0.00	0.00	248,797,544.71
A-2	749580AB2	100,000,000.00	100,000,000.00	6.00000000	480,982.11	500,000.00	980,982.11	0.00	0.00	0.00	99,519,017.89
A-3	749580AC0	52,527,000.00	52,527,000.00	6.00000000	197,583.46	262,635.00	460,218.46	0.00	0.00	0.00	52,329,416.54
A-4	749580AD8	40,310,000.00	40,310,000.00	6.00000000	0.00	201,550.00	201,550.00	0.00	0.00	0.00	40,310,000.00
A-5	749580AE6	1,680,000.00	1,680,000.00	6.00000000	0.00	8,400.00	8,400.00	0.00	0.00	0.00	1,680,000.00
A-6	749580AF3	4,512,000.00	4,512,000.00	6.00000000	0.00	22,560.00	22,560.00	0.00	0.00	0.00	4,512,000.00
A-7	749580AG1	21,740,000.00	21,740,000.00	6.00000000	0.00	108,700.00	108,700.00	0.00	0.00	0.00	21,740,000.00
A-8	749580AH9	29,348,000.00	29,348,000.00	6.00000000	0.00	146,740.00	146,740.00	0.00	0.00	0.00	29,348,000.00
A-P	749580AL0	3,733,389.86	3,733,389.86	0.00000000	3,652.83	0.00	3,652.83	0.00	0.00	0.00	3,729,737.03
A-V	749580AM8	524,844,825.95[1]	524,844,825.95[1]	0.12872465	0.00	56,300.39	56,300.39	0.00	0.00	0.00	522,945,988.40[1]
R	749580AN6	200.00	200.00	6.00000000	200.00	1.00	201.00	0.00	0.00	0.00	0.00
M-1	749580AQ9	12,596,700.00	12,596,700.00	6.00000000	8,378.42	62,983.50	71,361.92	0.00	0.00	0.00	12,588,321.58
M-2	749580AR7	3,149,000.00	3,149,000.00	6.00000000	2,094.49	15,745.00	17,839.49	0.00	0.00	0.00	3,146,905.51
M-3	749580AS5	2,099,400.00	2,099,400.00	6.00000000	1,396.37	10,497.00	11,893.37	0.00	0.00	0.00	2,098,003.63
B-1	749580AU0	1,049,700.00	1,049,700.00	6.00000000	698.19	5,248.50	5,946.69	0.00	0.00	0.00	1,049,001.81
B-2	749580AV8	1,049,700.00	1,049,700.00	6.00000000	698.19	5,248.50	5,946.69	0.00	0.00	0.00	1,049,001.81
B-3	749580AW6	1,049,736.09	1,049,736.09	6.00000000	698.21	5,248.68	5,946.89	0.00	0.00	0.00	1,049,037.88
Deal Totals		**524,844,825.95**	**524,844,825.95**		**1,898,837.56**	**2,661,857.57**	**4,560,695.13**	**0.00**	**0.00**	**0.00**	**522,945,988.39**

1.Notional Balance

Section 1 reports only the Offered and Non-Offered Certificates not designated as Exchanged Certificates. Payments on Certificates reported in Section 1 do not reflect any Exchanges that may have been made on the Exchangeable Certificates.

GMAC RFC

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	74958OAA4	1,000.00000000	4.80982116	5.00000000	9.80982116	0.00000000	0.00000000	995.19017884
A-2	74958OAB2	1,000.00000000	4.80982110	5.00000000	9.80982110	0.00000000	0.00000000	995.19017890
A-3	74958OAC0	1,000.00000000	3.76155996	5.00000000	8.76155996	0.00000000	0.00000000	996.23844004
A-4	74958OAD8	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-5	74958OAE6	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-6	74958OAF3	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-7	74958OAG1	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-8	74958OAH9	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-P	74958OAL0	1,000.00000000	0.97842179	0.00000000	0.97842179	0.00000000	0.00000000	999.02157821
A-V	74958OAM8	1,000.00000000	0.00000000	0.10727054	0.10727054	0.00000000	0.00000000	996.38209723
R	74958OAN6	1,000.00000000	1,000.00000000	5.00000000	1,005.00000000	0.00000000	0.00000000	0.00000000
M-1	74958OAQ9	1,000.00000000	0.66512817	5.00000000	5.66512817	0.00000000	0.00000000	999.33487183
M-2	74958OAR7	1,000.00000000	0.66512861	5.00000000	5.66512861	0.00000000	0.00000000	999.33487139
M-3	74958OAS5	1,000.00000000	0.66512813	5.00000000	5.66512813	0.00000000	0.00000000	999.33487187
B-1	74958OAU0	1,000.00000000	0.66513290	5.00000000	5.66513290	0.00000000	0.00000000	999.33486710
B-2	74958OAV8	1,000.00000000	0.66513290	5.00000000	5.66513290	0.00000000	0.00000000	999.33486710
B-3	74958OAW6	1,000.00000000	0.66512908	4.99999957	5.66512865	0.00000000	0.00000000	999.33487092
A-9	74958OAJ5	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-10	74958OAK2	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000

Section 2 contains information pertaining to both
Exchanged and Non-Exchanged Certificates, the
balances of which may have been affected by an
Exchange. The Factors reported in Section 2 do not
represent the actual status of Exchanges.

Deal Factor :	99.63820972%

GMAC RFC

3. Component Level Reporting

Component	Original Face Value	Beginning Notional/ Principal Balance	Pass-Through Rate	Principal Distribution	Interest Distribution	Total Distribution	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance
A-9	6,192,000.00	6,192,000.00	6.00000000	0.00	30,960.00	30,960.00	0.00	0.00	0.00	6,192,000.00
A-10	41,990,000.00	41,990,000.00	6.00000000	0.00	209,950.00	209,950.00	0.00	0.00	0.00	41,990,000.00
Class Totals:	48,182,000.00	48,182,000.00		0.00	240,910.00	240,910.00	0.00	0.00	0.00	48,182,000.00

[1].Notional Balance

Section 3 contains information pertaining only to Exchanged Certificates, and does not represent the actual outstanding Certificates with regard to Exchanges having occurred.

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	05/01/2007	05/31/2007	30/360	250,000,000.00	6.00000000	1,250,000.00	0.00	0.00	0.00	0.00	1,250,000.00	0.00
A-2	05/01/2007	05/31/2007	30/360	100,000,000.00	6.00000000	500,000.00	0.00	0.00	0.00	0.00	500,000.00	0.00
A-3	05/01/2007	05/31/2007	30/360	52,527,000.00	6.00000000	262,635.00	0.00	0.00	0.00	0.00	262,635.00	0.00
A-4	05/01/2007	05/31/2007	30/360	40,310,000.00	6.00000000	201,550.00	0.00	0.00	0.00	0.00	201,550.00	0.00
A-5	05/01/2007	05/31/2007	30/360	1,680,000.00	6.00000000	8,400.00	0.00	0.00	0.00	0.00	8,400.00	0.00
A-6	05/01/2007	05/31/2007	30/360	4,512,000.00	6.00000000	22,560.00	0.00	0.00	0.00	0.00	22,560.00	0.00
A-7	05/01/2007	05/31/2007	30/360	21,740,000.00	6.00000000	108,700.00	0.00	0.00	0.00	0.00	108,700.00	0.00
A-8	05/01/2007	05/31/2007	30/360	29,348,000.00	6.00000000	146,740.00	0.00	0.00	0.00	0.00	146,740.00	0.00
A-V	05/01/2007	05/31/2007	30/360	524,844,825.95 [1]	0.12872465	56,300.39	0.00	0.00	0.00	0.00	56,300.39	0.00
R	05/01/2007	05/31/2007	30/360	200.00	6.00000000	1.00	0.00	0.00	0.00	0.00	1.00	0.00
M-1	05/01/2007	05/31/2007	30/360	12,596,700.00	6.00000000	62,983.50	0.00	0.00	0.00	0.00	62,983.50	0.00
M-2	05/01/2007	05/31/2007	30/360	3,149,000.00	6.00000000	15,745.00	0.00	0.00	0.00	0.00	15,745.00	0.00
M-3	05/01/2007	05/31/2007	30/360	2,099,400.00	6.00000000	10,497.00	0.00	0.00	0.00	0.00	10,497.00	0.00
B-1	05/01/2007	05/31/2007	30/360	1,049,700.00	6.00000000	5,248.50	0.00	0.00	0.00	0.00	5,248.50	0.00
B-2	05/01/2007	05/31/2007	30/360	1,049,700.00	6.00000000	5,248.50	0.00	0.00	0.00	0.00	5,248.50	0.00
B-3	05/01/2007	05/31/2007	30/360	1,049,736.09	6.00000000	5,248.68	0.00	0.00	0.00	0.00	5,248.68	0.00
A-9	05/01/2007	05/31/2007	30/360	6,192,000.00	6.00000000	30,960.00	0.00	0.00	0.00	0.00	30,960.00	0.00
A-10	05/01/2007	05/31/2007	30/360	41,990,000.00	6.00000000	209,950.00	0.00	0.00	0.00	0.00	209,950.00	0.00
Deal Totals				**569,293,436.09**		**2,902,767.57**	**0.00**	**0.00**	**0.00**	**0.00**	**2,902,767.57**	**0.00**

[1].Notional Balance

GMAC RFC

Section 4 contains information pertaining to both Exchanged and
Non-Exchanged Certificates, the balances of which may have been
affected by an Exchange. The information reported in Section 4 does
not represent the actual status of Exchanges.

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	1,199.00	1,199.00	0.00	0	0.00	109,358.43	25,445.18	15,087.75	0.00	0.00	0.00

GMAC RFC

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	1,095	1,095	N/A	166	4	0	0	0	1,091
	Balance/Amount	524,844,825.95	524,844,825.95	349,561.93	(77,463.50)	1,626,739.12	N/A	0.00	0.00	522,945,988.40

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.39783801	6.39565549	359.79	357.26	6.08604472	6.08390726	6.08604472	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	3.49%				3.49%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

GMAC RFC

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,080	520,412,353.79	0	0.00	0	0.00	0	0.00	0.00	1,080	520,412,353.79
30 days	11	2,533,634.61	0	0.00	0	0.00	0	0.00	0.00	11	2,533,634.61
60 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	1,091	522,945,988.40	0	0.00	0	0.00	0	0.00	0.00	1,091	522,945,988.40
Current	98.99%	99.52%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	98.99%	99.52%
30 days	1.01%	0.48%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.01%	0.48%
60 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	100.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%

GMAC RFC

Statement to Certificateholder

Residential Funding Mtg Sec I, 2007-S5

June 25, 2007

11. Delinquency Data

	Totals Count	Totals % Count	Totals Balance	Totals % Balance
1 Month	11	1.01%	2,533,634.61	0.48%
2 Months	0	0.00%	0.00	0.00%
3 Months	0	0.00%	0.00	0.00%
4 Months	0	0.00%	0.00	0.00%
5 Months	0	0.00%	0.00	0.00%
6 Months	0	0.00%	0.00	0.00%
7 Months	0	0.00%	0.00	0.00%
8 Months	0	0.00%	0.00	0.00%
9 Months	0	0.00%	0.00	0.00%
10 Months	0	0.00%	0.00	0.00%
11 Months	0	0.00%	0.00	0.00%
12 Months	0	0.00%	0.00	0.00%
13 Months	0	0.00%	0.00	0.00%
14 Months	0	0.00%	0.00	0.00%
15 Months	0	0.00%	0.00	0.00%
16 Months	0	0.00%	0.00	0.00%
17 Months	0	0.00%	0.00	0.00%
18 Months	0	0.00%	0.00	0.00%
19 Months	0	0.00%	0.00	0.00%
20 Months	0	0.00%	0.00	0.00%
21 Months	0	0.00%	0.00	0.00%
22 Months	0	0.00%	0.00	0.00%
23 Months	0	0.00%	0.00	0.00%
24 Months	0	0.00%	0.00	0.00%
25 Months	0	0.00%	0.00	0.00%
26 Months	0	0.00%	0.00	0.00%
27 Months	0	0.00%	0.00	0.00%
28 Months	0	0.00%	0.00	0.00%
29 Months	0	0.00%	0.00	0.00%
30 Months	0	0.00%	0.00	0.00%
31 Months	0	0.00%	0.00	0.00%
32 Months	0	0.00%	0.00	0.00%
33 Months	0	0.00%	0.00	0.00%
34 Months	0	0.00%	0.00	0.00%
35 Months	0	0.00%	0.00	0.00%
36 Months	0	0.00%	0.00	0.00%
37 Months	0	0.00%	0.00	0.00%
38 Months	0	0.00%	0.00	0.00%
39 Months	0	0.00%	0.00	0.00%
40 Months	0	0.00%	0.00	0.00%
41 Months	0	0.00%	0.00	0.00%
42 Months	0	0.00%	0.00	0.00%
43 Months	0	0.00%	0.00	0.00%
44 Months	0	0.00%	0.00	0.00%
45 Months	0	0.00%	0.00	0.00%
46 Months	0	0.00%	0.00	0.00%
47 Months	0	0.00%	0.00	0.00%
48 Months	0	0.00%	0.00	0.00%
49 Months	0	0.00%	0.00	0.00%
50 Months	0	0.00%	0.00	0.00%
51 Months	0	0.00%	0.00	0.00%
52 Months	0	0.00%	0.00	0.00%
53 Months	0	0.00%	0.00	0.00%
54 Months	0	0.00%	0.00	0.00%
55 Months	0	0.00%	0.00	0.00%
56 Months	0	0.00%	0.00	0.00%
57 Months	0	0.00%	0.00	0.00%
58 Months	0	0.00%	0.00	0.00%
59 Months	0	0.00%	0.00	0.00%
60+ Months	0	0.00%	0.00	0.00%

GMAC RFC

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss 1	0.00	0.00
	Net Loss % 2	0.00%	0.00%

1 Total Realized Loss less Subsequent Recoveries

2 Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.00%				0.00 %
	Constant Default Rate	0.00%				0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%		95.97125785%	100.00000000%

	Ending Percentage
M-1	2.41727568%
M-2	0.60428534%
M-3	0.40286968%
Class M Total:	3.42443070%
B-1	0.20143484%
B-2	0.20143484%
B-3	0.20144177%
Class B Total:	0.60431145%

Ending Percentage uses Beginning Certificate Principal Balance

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	True
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False
M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False

M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

Comments: Credit Support Depletion Date has not occurred

Certain Classes of Exchanged Certificates have multiple possible outstanding balances determined by the Combination method opted for by the investor. These Certificates are designated with an additional suffix to the class name that pertains to the Combination that is exercisable in obtaining the noted Certificate.

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Funding Mtg Securities I, 2007-S5
June 25, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	4,584,941.33
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	1,199.00
Total Deposits	4,586,140.33

Uses of Funds	Amount
Transfer to Certificate Account	4,560,695.13
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	25,445.21
Derivative Payment	0.00
Total Withdrawals	4,586,140.34
Ending Balance	0.00